UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: June,17, 2007

2

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

12-6-07

FOR IMMEDIATE RELEASE

Mitsubishi Electric Co. Selects Camtek's
Dragon and Pegasus AOI Systems for IC Substrate Line

Migdal Ha’Emek, Israel, June 13, 2007 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), announced today that Mitsubishi Electric Corporation, a leading Japanese manufacturer of electronic equipment, has purchased Camtek’s Dragon FL and Pegasus 200S automated optical inspection systems for its plant in Sagamihara. This Mitsubishi Electric’s plant specializes in ultra-thin, high-density substrates. The Dragon FL is used for in-process inspection of fine-line substrates in panel form, while the Pegasus inspects finished substrates in strip form.

This is the first sale in Japan of the Pegasus 200S, a new model Camtek introduced in December 2006

Avishai Shklar, general manager of Camtek Japan, commented, “Naturally we are excited about the opportunity to serve a prominent customer such as Mitsubishi Electric. We believe that the concept of implementing along the production line compatible inspection systems from the same manufacturer can maximize efficiency and productivity – in particular in demanding applications such as Mitsubishi’s advanced substrates.”

About Camtek
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

About Mitsubishi Electric Corporation
With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TSE:6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment.

Mitsubishi’s Sagamihara’s plant produces ultra-thin, high density substrates made of glass epoxy in buildup technology. These substrates are used in thin, high-definition semiconductor packaging and in modules for the latest mobile devices.

3

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK International
Fax: +972-4-604 8300	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	kenny@gk-biz.com
ronitd@camtek.co.il	ehud@gk-biz.com

4